Exhibit (a)(5)(xxiii)

Dario de Ghetaldi — Bar No. 126782
George R. Corey — Bar No. 34580
Jerry E. Nastari — Bar No. 151756
Amanda L. Riddle — Bar No. 215221
Corey, Luzaich, Pliska, de Ghetaldi & Nastari llp
700 El Camino Real
P.O. Box 669
Millbrae, California 94030-0669
Telephone: (650) 871-5666
Facsimile: (650) 871-4144
Attorneys for Plaintiff
Lucky All Five Investments, LP and the Class
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

LUCKY ALL FIVE INVESTMENTS, LP,	)	CASE NO. CIV 474921
Individually and on Behalf of All Others	)
Similarly Situated,	)	CLASS ACTION COMPLAINT
)
Plaintiffs,	)
)
vs.	)
)
GENENTECH, INC., ROCHE HOLDINGS,	)
INC., HERBERT W. BOYER, WILLIAM M.	)
BURNS, ERICH HUNZIKER, JONATHAN	)
K.C. KNOWLES, ARTHUR D. LEVINSON,	)
DEBRA L. REED, CHARLES A SANDERS,	)
and DOES 1 through 100,	)
)
Defendants.	)
)
     Plaintiff alleges as follows:
I. INTRODUCTION
     1. This is a shareholder class action on behalf of the public shareholders of Genentech, Inc. (“Genentech”) arising out of the proposed acquisition by Genentech’s majority shareholder, Defendant Roche Holdings, Inc. (“Roche”), of the publicly owned shares of Genentech common stock that it does not already own for an unfairly low price. The proposed acquisition is part of a
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plan to enable Roche to squeeze-out Genentech’s minority shareholders and enrich itself at the expense of the minority shareholders to whom it owes fiduciary duties.
     2. Defendants must establish the entire fairness of the proposed transaction. Plaintiff alleges that it and the other public stockholders of Genentech are entitled to seek to enjoin the proposed transaction or, alternatively, recover damages in the event the transaction is accomplished. Defendants’ breaches of their fiduciary duties to Genentech public shareholders include, but are not limited to, proposing that Roche acquire all outstanding shares of Genentech for grossly inadequate consideration for Genentech shareholders and failing to inform Genentech’s minority shareholders as to the true value of Genentech.
II. JURISDICTION AND VENUE
     3. As more fully set forth herein, Plaintiff and several of the Defendants reside in California and/or maintain their principal place of business in San Mateo County, California.
     4. The amount in controversy exceeds the jurisdictional minimum of this Court.
III. THE PARTIES
     A. Plaintiff
     5. Plaintiff Lucky All Five Investments, LP, brings this action individually and on behalf of all those similarly situated. Plaintiff Lucky All Five Investments, LP, is a California limited partnership located in and doing business in San Francisco County, California, and at all times relevant to the allegations made herein has been, and continues to be, an owner of Genentech common stock.
     B. Defendants
     6. Defendant Genentech, Inc., (“Genentech”) Delaware corporation with its business headquarters located at 1 DNA Way, South San Francisco, California. Genentech is a biotechnology company that develops, manufactures, and sells pharmaceutical products to treat the medical needs of patients. A number of currently approved biotechnology products originated from or are based on Genentech science. Shares of Genentech common stock trade under the symbol “DNA” on the New York Stock Exchange.
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     7. Defendant Roche Holdings, Inc., (“Roche”) is a Delaware corporation located at 1220 N. Market St., Suite 334, Wilmington, Delaware. Roche is Genentech’s majority stockholder owning 55.9% of Genentech and as a controlling shareholder, owes fiduciary duties to Genentech, Plaintiff, and all other Genentech shareholders, and as such owes them the highest obligations of loyalty, and fair dealing. 1
     8. Defendant Herbert W. Boyer is a director of Genentech and has been since 1976. Boyer is a retired co-founder of Genentech and served as a vice president of Genentech from 1976 to 1991. Boyer is a member of each of Genentech’s Board committees: Audit, Compensation, Corporate Governance, Executive, and Nominations.
     9. Defendant William M. Burns a director of Genentech and has been since April 2004. Burns is a member of the following committees of Genentech’s Board: Compensation, Corporate Governance, Executive, and Nominations. Since January 2005, Defendant Burns has been the Chief Executive Officer of the Pharmaceuticals Division of The Roche Group, and has been a member of the Corporate Executive Committee of The Roche Group since 2000. From 2001 to December 2004, Burns served as head of the Pharmaceuticals Division of The Roche Group. From 1998 to 2001, Burns served as head of Europe and International Business of Roche Pharmaceuticals. From 1991 to 1998, Burns served as Global head of Strategic Marketing and Business Development for Roche Pharmaceuticals. Burns is a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the affiliation agreement between Genentech and Roche (the “Affiliation Agreement”), Burns is a designee of Roche on Genentech’s Board.
     10. Defendant Erich Hunziker is a director of Genentech and has been since April 2004. Hunziker is a member of the following committees of Genentech’s Board: Compensation, Corporate Governance, and Nominations. Since 2001, Hunziker has been the Chief Financial Officer of The Roche Group and a member of the Corporate Executive Committee of The Roche Group. In January

[1]	Roche Holding Ltd. (“Roche Ltd.”) is a business entity organized, existing, and doing business under and by virtue of the laws of Switzerland, with its principal executive offices located at Grenzacherstrasse 124, Basel, Switzerland. According to its Articles of Incorporation, Roche Ltd. is also known as “Roche Holding AG” and “Roche Holding SA” and is “a joint-stock company whose purpose is to hold shares in companies that manufacture and sell pharmaceutical and chemical products of all kinds.” Roche Ltd. and its subsidiaries are referred to herein collectively as “The Roche Group.” Roche is a wholly-owned subsidiary of Roche Ltd.
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2005, Hunziker was appointed deputy head of the Executive Committee. Hunziker is a member of the Boards of Directors of Holcim Ltd. and Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Hunziker is a designee of Roche on Genentech’s Board.
     11. Defendant Jonathan K.C. Knowles is a director of Genentech and has been since February 1998. Knowles is a member of the Compensation and Corporate Governance committees of Genentech’s Board. Knowles is President of Global Research of The Roche Group and is a member of the Corporate Executive Committee of The Roche Group. Knowles joined The Roche Group as head of global research in September 1997. Knowles is a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Knowles is a designee of Roche on Genentech’s Board.
     12. Defendant Arthur D. Levinson has been Chairman of the Genentech Board of Directors since 1999. Levinson is a member of Executive Committee of Genentech’s Board. Levinson was elected as Genentech’s Chief Executive Officer in 1995 and has been a director since July 1995. Since joining Genentech in 1980, Levinson has been a senior scientist, staff scientist and the director of Genentech’s Cell Genetics Department. At Genentech, Levinson was appointed vice president of Research Technology in April 1989, vice president of Research in May 1990, senior vice president of Research in December 1992, senior vice president of Research and Development in March 1993 and president in July 1995.
     13. Defendant Debra L. Reed has been a director of Genentech since 2005. Reed is a member of the following committees of Genentech’s Board: Audit, Compensation, and Corporate Governance. Reed is president and chief executive officer of San Diego Gas & Electric and Southern California Gas Co., and serves on their Boards of Directors.
     14. Defendant Charles A. Sanders has been a director of Genentech since 1999 and became lead director in February 2003. Sanders is a member of the following committees of Genentech’s Board: Audit, Compensation, and Corporate Governance. Sanders served as chief executive officer of Glaxo Inc., a pharmaceutical company, from 1989 to 1994, and was the chairman of the board of Glaxo Inc. from 1992 to 1995. Sanders is also a member of the Boards of Directors of Vertex Pharmaceuticals, Biopure Corporation, Cephalon, Inc., and Icagen, Inc.
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     15. Defendants Boyer, Burns, Hunziker, Knowles, Levinson, Reed and Sanders are all collectively referred to herein as the “Individual Defendants.” The Individual Defendants owe fiduciary duties to Genentech, the Plaintiff and Genentech shareholders, and as such owe them the highest obligations of fiduciary duty, loyalty, and fair dealing.
     C. Aiders And Abettors
     16. Defendants, and each of them, are individually sued as a participant and aider and abettor in the wrongful activities complained of herein, and the liability of each arises from the fact that each has engaged in all or part of the improper acts, plans, schemes, or transactions complained of herein.
     D. Agents
     17. At all relevant times, each defendant was and is the agent of each of the remaining defendants, and in doing the acts alleged herein, was acting within the course and scope of such agency. Each defendant ratified and/or authorized the wrongful acts of each of the other defendants.
     E. Unnamed Co-Conspirators
     18. Various other people and companies have participated as co-conspirators with defendants in the violations alleged in this Complaint and have performed acts and/or have made statements in furtherance of the violations alleged.
     F. Doe Defendants
     19. The true names and capacities (whether individual, corporate, or otherwise) of defendants Does 1 through 100, inclusive, are unknown to plaintiffs. Plaintiff therefore sues those defendants by such fictitious names pursuant to Code of Civil Procedure § 474. Plaintiff further alleges that each fictitious defendant is in some manner responsible for the acts and occurrences alleged herein.
IV. FACTS
     A. Genentech‘s Stellar Past Performance and Future Prospects
     20. In 2007, Genentech had U.S. product sales of $8.54 billion, a 19% increase over U.S. product sales of $7.17 billion in 2006. Operating revenues were $11.72 billion, a 26% increase over operating revenues of $9.28 billion in 2006. Net income increased 31% to $3.14 billion from $2.39
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billion in 2006, and earnings per share increased 32% to $2.94 per share from $2.23 per share in 2006. Defendant Levinson stated that this was Genentech’s “tenth consecutive year of double-digit revenue growth.”
     21. Defendant Levinson also stated, “In 2008, we will continue to invest in the 20 new molecular entities in clinical development and look forward to new data from a number of potentially important line extensions, including Rituxan for multiple sclerosis and lupus and Avastin in combination with Tarceva for advanced non-small cell lung cancer.”
     B. Roche’s Control of Genentech
     22. Roche has been Genentech’s majority stockholder since 1990.
     23. In the Proxy Statement for its April 15, 2008, annual stockholders’ meeting (the “2008 Proxy Statement”), Genentech described its current arrangement with Roche as follows:
“In June 1999, we redeemed all of our callable putable common stock (“Special Common Stock”) held by stockholders other than Roche for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption. Upon completion of the redemption, Roche’s ownership percentage of our Special Common Stock was 100%. In July and October of 1999 and March 2000, Roche completed public offerings of our Common Stock and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for our Common Stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership of our Common Stock was 58.9%. On December 31, 2007, Roche’s ownership of our Common Stock was 55.8%.
“During the period that Roche owned all of our outstanding equity, we amended our Certificate of Incorporation and entered into an affiliation agreement with Roche that enabled our current management to conduct our business and operations as we had done in the past while at the same time reflecting Roche’s ownership in us. The affiliation agreement is for the exclusive benefit of Roche and can be amended at any time by Roche We also amended our bylaws to provide Roche certain proportional representation rights with respect to membership on our Board of Directors and committees.
“Our Amended and Restated Certificate of Incorporation provides that the provisions of our bylaws described under ‘Composition of Board of Directors,’ ‘Roche’s Right to Proportional Representation,’ ‘Membership of Committees,’ and ‘Nomination of Directors,’ may be repealed or amended only by a 60% vote of our stockholders. However, Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is less than 5%, may be repealed or amended only by a 90% vote of our stockholders.”
     24. As prescribed by Genentech’s By-Laws, its Board currently consists of seven members: three nominees of Roche, one Genentech executive officers and three independent directors.
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     25. According to the 2008 Proxy Statement, Roche also has a right to proportional representation on the Board:
“Under our bylaws, Roche is entitled to representation on our Board proportional to its ownership interest in our Common Stock. Roche is entitled to have a number of directors equal to its percentage ownership of our Common Stock times the total number of directors, rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%. Upon Roche’s request, we will immediately take action to increase the size of our Board or to fill the vacancies by electing Roche nominees in order to achieve Roche’s proportional representation.
“If Roche’s ownership interest of our Common Stock falls below 40%, the Roche directors will resign to the extent Roche’s representation exceeds its proportional ownership interest. The number of directors required to resign shall be rounded up to the next whole number. Roche shall thereafter be entitled to nominate a number of directors proportional to Roche’s ownership interest rounded down to the next whole number, until Roche’s ownership interest is less than 5%.”
     26. Pursuant to Genentech’s By-Laws, Roche identifies all of its director nominees to Genentech’s Board without input from Genentech or the other non-Roche Board members. A majority of the members of the Nominations Committee must approve the nomination of any non-Roche Board member. Pursuant to Genentech’s By-Laws, the Nominations Committee is composed of three members, two of which are Roche directors (currently Defendants Burns and Hunziker). The third member of the Nominations Committee is currently Defendant Boyer.
     27. Roche is entitled to designate at least one member of each of the five committees of the Board: Audit, Compensation, Corporate Governance, Executive , and Nominations. Upon providing notice to Genentech, Roche is entitled to proportional representation on each committee.
     28. In its most recent Form 10-K, Genentech expressly acknowledges that Roche, with its majority ownership of Genentech common stock, controls Genentech:
“As our majority stockholder, Roche controls the outcome of most actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our Board of Directors shall consist of at least three directors designated by Roche, three independent directors nominated by the Nominations Committee, and one Genentech executive officer nominated by the Nominations Committee. Our bylaws also provide that Roche will have the right to obtain proportional representation on our Board until such time that Roche owns less than five percent of our stock. Currently, three of our directors — Mr. William Burns, Dr. Erich Hunziker, and Dr. Jonathan K. C. Knowles — also serve as officers and employees of Roche. As long as Roche owns in excess of 50 percent of our Common Stock, Roche directors will be two of the three members of the Nominations Committee. Our certificate of incorporation includes provisions related to competition by Roche affiliates with Genentech, offering of corporate opportunities, transactions with interested parties, intercompany agreements, and
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provisions limiting the liability of specified employees. We cannot assure that Roche will not seek to influence our business in a manner that is contrary to our goals or strategies or the interests of other stockholders. Moreover, persons who are directors of Genentech and who are also directors and/or officers of Roche may decline to take action in a manner that might be favorable to us but adverse to Roche.
“Additionally, our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation related to competition with Roche, conflicts of interest with Roche, the offer of corporate opportunities to Roche, and intercompany agreements with Roche. This deemed consent might restrict our ability to challenge transactions carried out in compliance with these provisions.”
     29. Genentech has an Affiliation Agreement with Roche which limits Genentech’s ability to operate independently of Roche According to the 2008 Proxy Statement, without the approval of the Roche Directors, Genentech may not approve:
     (a) “any acquisition constituting a substantial portion of [Genentech’s] business or assets”; 2
     (b) “any sale, lease, license, transfer or other disposal of all or a substantial portion of [Genentech’s] business or assets not in the ordinary course of [Genentech’s] business”;
     (c) “any issuance of capital stock other than (1) issuances pursuant to employee incentive plans not exceeding 5% of [Genentech’s] voting stock, (2) issuances upon the exercise, conversion or exchange of any of [Genentech’s] outstanding captial stock, and (3) other issuances not exceeding 5% of [Genentech’s] voting stock in any 24 month period”; and
     (d) “any repurchase or redemption of [Genentech’s] capital stock other than (1) a redemption required by the terms of a security and (2) purchases made at fair market value in connection with any of [Genentech’s] deferred compensation plans.
     30. Under its Affiliation Agreement with Genetech, Roche has the ability to maintain its percentage ownership in Genentech stock. Genentech states in its SEC filings:
“We issue shares of Common Stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. Our affiliation agreement with Roche provides, among other things, that with respect to any issuance of our Common Stock in the future, we will repurchase a sufficient number of shares so that immediately after such issuance, the percentage of our Common Stock owned by Roche will be no lower than 2% below the “Minimum Percentage” (subject to certain conditions). The Minimum Percentage equals the lowest number of shares of Genentech Common Stock owned by Roche since the July 1999 offering (to be adjusted in the future for dispositions of shares of Genentech Common Stock by Roche as well as for stock splits or stock combinations) divided by 1,018,388,704 (to be adjusted in the future for stock splits

[2]	“Substantial portion of [Genentech’s] business or assets” is defined as “a portion of [Genentech’s] business or assets accounting for 10% of [Genentech’s] consolidated total assets, contribution to net income or revenues.”
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or stock combinations), which is the number of shares of Genentech Common Stock outstanding at the time of the July 1999 offering, as adjusted for stock splits. We have repurchased shares of our Common Stock since 2001. The affiliation agreement also provides that, upon Roche’s request, we will repurchase shares of our Common Stock to increase Roche’s ownership to the Minimum Percentage. In addition, Roche will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest. Under the terms of the affiliation agreement, Roche’s Minimum Percentage is 57.7%, and Roche’s ownership percentage is to be no lower than 55.7%. As of March 31, 2008, Roche’s ownership percentage was 55.8%.
     31. Genentech is a party to a number of research, marketing, and sales agreements with Roche affiliates:
     (a) in 1998, Genentech entered into a license and marketing agreement with F. Hoffman-La Roche Ltd. (“Hoffman-La Roche”), a subsidiary of Roche Ltd., that granted Hoffman-La Roche exclusive non-U. S. marketing rights to the sale of anti-HER2 antibodies (Herceptin and pertuzumab);
     (b) in 1999, Genentech entered into an “Amended and Restated Licensing and Marketing Agreement” in which Hoffman-La Roche was granted an option to license, use, and sell Genentech’s products in non-U.S. markets;
     (c) in 2004, Genentech entered into a research collaboration agreement with Hoffman-La Roche regarding certain molecules;
     (d) in 2006, Genentech entered into two new product supply agreements with Hoffman-La Roche and certain of its affiliates concerning the supply and purchase of Genentech’s top-selling cancer fighting drugs Herceptin, Avastin, and Rituxan.
     32. Defendant Roche is in the possession of material non-public information regarding Genentech as a result of its majority ownership of Genentech, the appointment of senior Roche officers to the Genentech Board of Directors, and its research, marketing, and sales agreements with Genentech.
     33. Roche’s majority ownership imposes a significant hurdle to obtaining any competitive bids for the shares held by Plaintiff and Members of the Class.
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     C. Roche’s Proposed Acquisition
     34. On July 21, 2008, Roche made an offer to acquire all outstanding shares of Genente stock not owned by Roche for $89.00 per share in cash or a total payment of approximately $43.7 billion. At the time, Roche held approximately 55.9% of the outstanding shares of Genentech.
     35. The Roche press release announcing the Proposed Acquisition stated as follows:
“BASEL, Switzerland, July 21 /PRNewswire-FirstCall/ — Roche (SWX: ROG.VX; RO.S; OTCQX; RHHBY), a world-leading healthcare company, announced today that it has proposed to acquire the outstanding publicly held interest in Genentech (NYSE: DNA), a leading biotechnology company, for US$89.00 per share in cash, or a total payment of approximately US$43.7 billion to equity holders of Genentech other than Roche Roche acquired a majority in Genentech in 1990 and currently owns 55.9% of all outstanding shares.
     “Commenting on the proposal, Franz Humer, Chairman of the Board of Roche, said, ‘Our long and successful participation in Genentech has provided great benefits to both of our companies and shareholders. It has resulted in one of the biggest success stories in the healthcare industry. Roche’s significant investment in Genentech over many years has helped it to focus on innovation and long-term projects, leading to some of the most important breakthroughs in the treatment of cancer and other life-threatening diseases. The transaction will create a unique opportunity to evolve Roche’s hub-and-spoke model into a structure that allows us to strengthen the focus on innovation and accelerate the search for new solutions for unmet medical needs. Combining the strengths of Roche and Genentech will create significant value and result in benefits for patients, employees and shareholders.’
     “Severin Schwan, CEO of Roche, said, ‘We are looking forward to working more closely with our colleagues from Genentech. We have great respect for their achievements and we will take the necessary steps to nurture Genentech’s innovative and unique science-driven culture. The Genentech Founders Research Center will operate as an independent unit within the Roche Group to safeguard a diversity of different approaches and to foster the long term flow of novel breakthrough medicines. At the same time, we will be better able to share technologies and expertise in pharmaceuticals and diagnostics across the Group and broaden the mutual access to the external innovation networks of both companies. As Genentech has grown from a research-focused biotech venture into an integrated pharmaceutical organization, the transaction will also unlock synergies by leveraging the scale of the combined operations in the U.S. and improving operational efficiency.’
     “Combined company structured to foster innovation
     “Genentech will operate as an independent research and early development center within Roche from its existing campus in South San Francisco, retaining its talent and approach to discovering and progressing new molecules. Roche’s Palo Alto Virology research and development activities will relocate to South San Francisco, while its Palo Alto Inflammation group will become part of Roche’s Nutley, NJ research and development organization. Nutley will host two global Disease Biology Areas (Oncology and Inflammation) as well as key functions in Metabolism and will remain an important pillar for the U.S. and Roche’s global organization. With Genentech’s site in South San Francisco and Roche’s New Jersey-based campus, the U.S. will be home to the biggest research and development centers within the Roche Group.
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     “The structure of the combined company will allow for a diversity of approaches in research and early development, while also strengthening cross fertilization between the companies, leading to enhanced overall innovation within the Group. Roche’s recently adopted Disease Biology Area approach, which allows five diverse groups to manage their innovative portfolios, will be maintained and strengthened. This, together with recent moves into RNAi (Ribonucleic Acid interference) and delivery technologies, as well as licensing activities, continues to provide a stimulating environment for the creation of medically differentiated medicines.
     “Roche’s Pharma commercial operations in the U.S. will be moved from Nutley to Genentech’s site in South San Francisco. The combined company’s U.S. commercial operations in pharmaceuticals will reflect the Genentech name, leveraging the strong brand value of Genentech in the U.S. market. The existing U.S. sales organizations of both companies will be maintained, resulting in a very strong presence in several specialty areas.
     “Genentech’s Late Stage Development and Manufacturing operations will be combined with the global operations of Roche, achieving substantial scale benefits, operational synergies and cost avoidance. Roche’s manufacturing in Nutley will be closed and support functions, such as informatics and finance, will be consolidated.
     “Enhanced ability to innovate
     “The transaction will over time significantly enhance cooperation and cross fertilization among all research hubs inside and outside of the combined company. Sharing of technologies (e.g. RNAi, novel protein architectures), assets (e.g. chemical libraries), intellectual property (e.g. antibody production), unique capabilities (e.g. exploratory development, modeling and simulation) and know-how of the combined research organization will strengthen the Group’s ability to innovate. Genentech and Roche have many complementary strengths and assets and joining their respective experience and knowledge will be mutually beneficial. The separate research and early development unit in South San Francisco led by Genentech will be given the operational freedom to maintain a high level of creativity and independent decision making. Genentech will also have access to the full strength of Roche’s worldwide development organization, thus significantly enhancing its ability to leverage international clinical trials and expertise. The combined company will have one of the strongest emerging product pipelines in the industry, with a number of exciting compounds in development across key therapeutic areas.
     “Greater operational efficiency
     “By reducing complexity and eliminating duplicative functions in areas like development, manufacturing, corporate administration and support functions, the combination will result in well-aligned structures and lean processes. Bringing these functions into the Roche global structures will reduce complexity at Genentech’s South San Francisco site, concentrating Genentech’s focus on innovative research and early development and science.
     “Stronger competitive position and scale in the U.S.
     “The combined entity will be the seventh largest U.S. pharmaceuticals company in terms of market share. It will generate more than US$15 billion in annual revenues and will employ around 17,500 pharma employees in the U.S. alone, including a combined sales force of approximately 3,000 people. Including
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diagnostics, the Roche Group will employ around 25,000 people in the U.S. The company’s combined broad portfolio and expansive commercial operations will enhance its ability to successfully commercialize emerging new medicines in the critical, but challenging and rapidly evolving, U.S. healthcare market.
     “Strong financial benefits for both Genentech and Roche shareholders
     “The transaction will create significant value for shareholders of both Genentech and Roche. The offer represents a one day premium of 8.8% to Genentech’s closing price of US$81.82 on July 18, 2008 and a one month premium of 19.0% to Genentech’s closing price of US$74.76 on June 20, 2008.
     “Roche expects the combination to generate annual pre-tax cost synergies of approximately US$750 to $850 million. Savings resulting from this combination will enable the new company to increase and better focus its investment in innovation.
     “The transaction is expected to be accretive to Roche’s earnings per share in the first year after closing. The combined company will generate substantial free cash flow that will enable it to reduce acquisition-related debt rapidly, invest in further product launches and retain strategic flexibility.
     “No impact on guidance for 2008 and dividend policy
     The transaction will have no impact on Roche’s sales and Core EPS targets for 2008, as communicated earlier in the year. Roche also remains committed to increasing its dividend pay-out ratio for the next three years as previously announced.
     “Next steps
     “Roche expects that the Genentech Board of Directors will establish a committee consisting solely of independent directors to evaluate Roche’s proposal with the assistance of independent outside financial and legal advisors. Genentech Board members who are employees of Roche will not participate in the evaluation of the proposal. Roche currently contemplates that the transaction would be implemented through a cash merger between Genentech and a Roche subsidiary, pursuant to which all currently outstanding shares and options of Genentech other than shares owned by Roche would be converted into cash. The precise terms of the transaction, as well as the conditions to its consummation, will be determined through negotiations with the independent directors. It is anticipated that, in addition to customary conditions, the merger would be subject to the approval of holders of a majority of the Genentech outstanding shares not held by Roche Roche expects to complete the transaction as soon as possible following negotiation of a definitive merger agreement.
     “Roche has advised Genentech that its sole interest is in acquiring the remaining shares of Genentech held by the minority shareholders and that it has no interest in a disposition of its controlling equity stake in Genentech.
     “Greenhill & Co. is acting as financial advisor to Roche and Davis Polk & Wardwell is acting as legal counsel. Roche will finance the transaction through a combination of its own funds and debt financing. Roche is confident that it can raise the necessary debt financing to consummate the proposed transaction.
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     “Following is the text of the letter Roche sent on July 21, 2008 to the independent directors on Genentech’s Board of Directors:
     “Dear Ms. Reed, Dr. Boyer and Dr. Sanders:
     “The healthcare industry, particularly with regard to pharmaceuticals, remains under significant pressure to improve innovation and to deliver more and better care and products of high value to society. A combination of these external pressures, our desire to achieve the best possible results for patients, and the necessary delivery of acceptable returns for our shareholders has caused Roche continually to seek ways to enhance innovation and improve our efficiency of operation and overall performance.
     “Over the course of the nearly 20 years that Roche has owned a majority of the stock of Genentech, the two companies have worked together with great success, to the benefit of all of our shareholders. During those 20 years Genentech has made great innovative contributions to patient care. Roche, over the same period, has progressed from a more diversified healthcare group to one with a sharper focus on innovation-driven activities within therapeutics and diagnostics, and importantly on the interplay between the two in developing personalized solutions and treatment for patients. While continuing its extraordinary research efforts Genentech has also, through its success and resulting growth, gradually come to resemble a major pharmaceutical company, both in terms of overall revenues and functional split of employees. As a result, there is today an opportunity to realize significant synergies by combining the two companies and integrating their operations while continuing the Genentech research engine and early development activities as an independent center under the Genentech name and leadership.
     “Accordingly, after considerable thought, we have reached the conclusion that combining Genentech and Roche will maximize the potential performance of the two companies and is in the best interests of Roche’s shareholders. In order to compensate Genentech’s public shareholders appropriately, we are proposing a cash merger between Genentech and a Roche subsidiary pursuant to which all currently outstanding shares and options of Genentech other than shares owned by Roche would be converted into cash at US$89.00 per share. This offer would provide a total of US$43.7 billion to equity holders of Genentech other than Roche.
     “The price we are offering represents a one day premium of 8.8% to Genentech’s closing price of US$81.82 on July 18, 2008 and a one month premium of 19.0% to Genentech’s closing price of US$74.76 on June 20, 2008. We believe our offer is both fair and generous and provides an opportunity for all non-Roche Genentech shareholders to receive an immediate premium for all of their shares. We note that while we are committed to a combination of Genentech and Roche, we will not consider any sale or other disposition of Roche’s Genentech stock.
     “The merger would be subject to the negotiation of mutually acceptable documentation and the approval of a majority of the non-Roche shareholders of Genentech. We anticipate consummating the transaction promptly after Genentech shareholder approval has been obtained.
     “We understand your role as independent directors and your responsibility and intention to act in the best interests of the Genentech shareholders in reviewing and making a decision with respect to our offer. Accordingly, we expect and encourage you to retain counsel and financial advisors who are experienced in these matters and independent of Roche and Genentech. After you have had a chance to consider our offer with your advisors, we would welcome the opportunity to discuss
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our proposal with you and your advisors. Roche’s investment banking advisor is Greenhill & Co., and our attorneys are Davis Polk & Wardwell. They and we will be available to discuss matters with you and your advisors at your convenience.
     “Because we wish to be sure that all Genentech and Roche shareholders are fully informed about the proposal we are making, we have decided to release this letter to the public. (Attached is a copy of the press release that is being issued on July 21 at 6:30 a.m. CET.)
     “I look forward to speaking to you soon and to working together expeditiously to bring this transaction to a prompt and successful conclusion.
          “Very truly yours,
          “Franz B. Humer
          “cc: Arthur Levinson, Ph.D. ”
36. In response to the Proposed Acquisition, Genentech issued a press release stating:
“South San Francisco, Calif. — July 21, 2008 — Genentech, Inc. (NYSE:DNA) announced today that it has received a proposal from Roche to acquire all of the outstanding shares of Genentech stock not owned by Roche at a price of $89.00 in cash per share. Currently, Roche owns approximately 55.9% of the outstanding shares of Genentech. Genentech expects that a special committee of its Board of Directors, composed of the independent directors, will be convened promptly to determine what action to take with respect to the proposal.
     D. Gross Inadequacy of the Proposed Acquisition
     37. The Proposed Acquisition provides grossly inadequate consideration to Genentech’s minority shareholders. The Proposed Acquisition offers a slim one day premium to Genentech shareholders of 8.8%. In fact, shares of Genentech have traded in excess of the $89 offering price at over $93 per share since the offer was disclosed.
     38. On July 21, 2008, shares of Genentech closed at $93.88 per share, reflecting the market’s view that the fair value of Genentech shares exceed the $89 per share offer by Roche
     39. In response to the Proposed Acquisition, analysts agreed that the $89 per share offer was inadequate:
     (a) An Oppenheimer analyst commented that Roche was trying to take advantage of promising new uses for Genentech-produced colorectal cancer drug Avastin and stated, “We believe Roche is attempting to capture [Genentech’s] significant future growth on the cheap.”
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CLASS ACTION COMPLAINT

     (b) A Morgan Stanley analyst stated, “Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario . . . and . . . is less than the average trading multiple of large cap biotechs.” The Roche offer is 23 times Genentech’s 2009 expected trading multiple, compared with rivals such as ImClone Systems and Celgene, for which expected 2009 trading multiples are 40 and 32, respectively.
     (c) A JP Morgan analyst noted that the Proposed Acquisition “substantially undervalues Genentech’s pipeline.”
     (d) Lehman Brothers raised its Genentech price targets to $105 per share in response to the Proposed Acquisition and suggested that Genentech is worth $120 per share, based on its position in the pharmaceutical industry and potential for its development programs which include continued development of Avastin for the colon cancer and breast cancer market.
     (e) Andrew Weiss, a pharmaceutical analyst at Bank Vontobel in Zurich described the deal as a reverse takeover, stating “It’s about turning Roche into a megasized Genentech.” Weiss also stated that if all Genentech’s current trials succeed, the Proposed Acquisition “will be a steal.”
     (f) “We would expect Roche will have to make a significantly higher offer if it is to acquire Genentech,” analysts at Cazenove said in a note.
     (g) According to Credit Suisse, the modest premium offered by Roche compares with an average of 63% for recent pharmaceutical buys of biotech companies.
     (h) “The takeover of the innovative oncology powerhouse could really pay off for the Basel company in the mid-term. The timing looks opportune given the current low U.S. dollar,” Wegelin analysts said in a note.
     (i) According to Dealogic, the average premium offered in similar squeeze-out deals is 21% this year, well above the 8.8% offered by Roche.
     (j) According to analysts at Sanford Bernstein & Co., Roche is “clearly being opportunistic” and “[t]his is going to be well north of $100.”
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CLASS ACTION COMPLAINT

     40. Roche stands to realize significant gains from the Proposed Acquisition. If it had owned Genentech in 2007, Roche would have earned over $800 million in additional profit.
     41. The market has acknowledged the inadequacy of the $89 per share offer as shares of Genentech have traded at over $94 per share since the announcement of the Proposed Acquisition.
     42. The only purpose of the Proposed Acquisition is to enable Roche to acquire 100% equity ownership of Genentech and its valuable assets for its own benefit at a large discount from the fair price. This is all at the expense of Plaintiff and Members of the Class, who will be deprived of the true value of their equity investment including the expected growth in Genentech’s profitability.
     43. As described above, Roche not only owns a majority of Genentech’s common stock, it has a number of unique special rights including the right to membership on the Board and committees of the Board and the right to block business transactions. Because Roche has the right to name a majority of the Board’s Nominating Committee, any “independent” director is not truly independent but is beholden to Roche for his or her position on the Board. Accordingly, each of the Individual Defendants has conflicting loyalties and cannot independently act in the interests of Genentech or its minority shareholders. In particular, the two “Independent Directors” who will review the Proposed Acquisition are not truly independent and cannot fulfill their fiduciary duties to Plaintiff and Members of the Class in that regard.
     44. The Defendants’ failure to act in the best interests of Genentech’s minority shareholders is shown by, among other things: (i) Roche’s attempt to acquire Genentech’s valuable assets for inadequate consideration; (ii) Roche’s controlling interest and special rights which prevent minority shareholders from exercising corporate rights to block consummation of an unfair transaction and inhibit minority shareholders ability to obtain fair value for their shares; and (iii) Roche’s access to and use of confidential material information in formulating its unfair offer.
     45. Roche and the other Defendants therefore have engaged in self-dealing, and their interests conflict with those of Genentech and its stockholders.
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CLASS ACTION COMPLAINT

V. CLASS ACTION ALLEGATIONS
     46. This action is brought by Plaintiff on behalf of himself and others similarly situated pursuant to California Code of Civil Procedure § 382.
     47. The Class is defined as:
All shareholders of Genentech, Inc. (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with Defendants) who are or will be deprived of the opportunity to maximize the value of their shares of Genentech stock as a result of the proposed acquisition of their shares by Roche Holdings, Inc., in a transaction that is not entirely fair and does not reflect the true value of their shares.
     48. Although the exact size of the class is unknown, 1,050,891,782 shares of Genentech common stock were outstanding as of April 30, 2008. Plaintiff believes that more than 460 million Genentech shares are publicly held and available for trading. Consequently, the number of Class Members is believed to be in the thousands and the total number of class Members is such that it would be impracticable to bring them all before the Court.
     49. Plaintiff’s claims are typical of the claims of the Members of the Class and fairly encompass the claims of the Members of the Class. Plaintiff and the Members of the Class have been harmed by the same pattern of conduct alleged herein and have sustained damages as a result of the conduct described herein. Accordingly, Plaintiff and the other Members of the Class have a common interest in this litigation.
     50. Plaintiff will fairly and adequately protect the interests of the Members of the Class. Plaintiff has no interests antagonistic to the Class and otherwise has no conflict of interest that could compromise its adequacy to protect the Class’s interests in this litigation. Further, Plaintiff has retained counsel who is highly experienced in prosecuting complex class actions.
     51. Common questions of law and fact exist as to all Members of the Class, and predominate over questions which only affect individual Members of the Class. Among the questions of law and fact which are common to the class are:
     (a) whether the Proposed Acquisition complained of herein is entirely fair to Plaintiff and other Class Members;
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CLASS ACTION COMPLAINT

     (b) whether the Proposed Acquisition underestimates the true value of Genentech;
     (c) whether Defendants breached the fiduciary duties that they owe Plaintiff and other Class Members;
     (d) whether Plaintiff and other Class Members will be irreparably harmed by Defendants’ misconduct, if they are not enjoined from the misconduct complained of herein;
     (e) whether and to what extent Plaintiff and other Class Members have been damaged by Defendants’ misconduct.
     52. Common questions of law and fact predominate over any questions affecting solely individual Members of the Class.
     53. Class action treatment is superior to all other methods for the fair and efficient adjudication of this controversy in that a class action will equitably apportion the fees and expenses in bringing this action among all Members of the Class, including those whose damages may be relatively small when compared with the expense and burden of bringing an individual action. There will be no real difficulty in the management of this action as a class action. Additionally, the individual prosecution of these claims would create a risk of inconsistent and contradictory adjudications in connection with each individual Class Member’s claim.
     54. The identities of the Members of the Class can be obtained from Defendant’s records. Notice can be provided to Members of the Class through the mails, e-mails and/or publication in the press or on the Internet.
FIRST CAUSE OF ACTION
(Declaratory Relief Against All Defendants)
     55. Plaintiff hereby incorporates the allegations of Paragraphs 1 through __, inclusive, as if fully set forth herein.
     56. An actual controversy has arisen between Plaintiff and Members of the Class on the one hand and Defendants on the other over:
     (A) whether the Proposed Acquisition and/or any agreements formed pursuant to the Proposed Acquisition violated defendants’ fiduciary duties of utmost care and loyalty to Genentech and its minority shareholders;
CLASS ACTION COMPLAINT

     (B) whether the Proposed Acquisition complained of herein is entirely fair to Plaintiff and other Class Members;
     (C) whether the Proposed Acquisition underestimates the true value of Genentech;
     (D) whether Defendants breached the fiduciary duties that they owe Plaintiff and other Class Members; and
     (E) whether the Proposed Acquisition and/or any agreements formed pursuant to the Proposed Acquisition obtained through defendants’ breach of their fiduciary duties of utmost care and loyalty to Genentech and its minority shareholders are null and void.
     57. Plaintiff individually and on behalf of the Class desires a judicial declaration of the parties’ respective rights and duties with respect to the Proposed Acquisition.
     58. A judicial determination is necessary and appropriate at this time under the circumstances in order that Plaintiff and Members of the Class may ascertain their rights and duties with respect to the Proposed Acquisition.
SECOND CAUSE OF ACTION
(Injunctive Relief Against All Defendants)
     59. Plaintiff hereby incorporates the allegations of Paragraphs 1 through     , inclusive, as if fully set forth herein.
     60. Plaintiff and the other Members of the Class will be irreparably harmed unless the Proposed Acquisition is enjoined by this Court.
     61. The harm that will befall Plaintiff and the other Members of the Class outweighs the potential harm to Defendants if this Court grants an injunction. Under the Proposed Acquisition, Roche will acquire Genentech and its valuable assets for Roche’s own benefit for less than full value at the expense of Genentech’s public stockholders.
     62. Plaintiff and the other Members of the Class are likely to succeed on the merits of their claims.
     63. Plaintiff and the other Members of the Class have no adequate remedy at law.
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CLASS ACTION COMPLAINT

THIRD CAUSE OF ACTION
(Breach Of Fiduciary Duty Against Roche)
     64. Plaintiff hereby incorporates the allegations of Paragraphs 1 through      , inclusive, as if fully set forth herein.
     65. By reason of the foregoing, Roche violated fiduciary duties it owes to Plaintiff and the other Class Members by putting its interests ahead of the interests of Genentech and its shareholders and by failing to maximize minority shareholder value in the sale of Genentech. This breach of fiduciary duty includes Roche’s self-dealing attempt to obtain the shares held by Plaintiff and Members of the Class for grossly inadequate consideration, and its attempts to prevent Plaintiff and Members of the Class from securing the best value available for their stock.
     66. But for Roche’s vast majority of voting shares and control of the Board, the Proposed Transaction would never be contemplated, let alone consummated.
     67. As a result of the actions of Defendant Roche described herein, Plaintiffs and Members of the Class have been damaged in an amount according to proof.
FOURTH CAUSE OF ACTION
(Breach Of Fiduciary Duty Against All Individual Defendants)
     68. Plaintiff hereby incorporates the allegations of Paragraphs 1 through ___, inclusive, as if fully set forth herein.
     69. By reason of the foregoing, the Individual Defendants have also violated their duties of care, loyalty, good faith and entire fairness owed to Plaintiff and the Class, and have acted to place their personal interests ahead of Plaintiff and the Class.
     70. As a result of the actions of the Individual Defendants described herein, Plaintiffs and Members of the Class have been damaged in an amount according to proof.
PRAYER
     Plaintiff prays the Court enter judgment in favor of Plaintiff and the Class and against Defendants as follows:
     A. For an order certifying this action as a class action and designating Plaintiff and the undersigned counsel as representatives thereof;
CLASS ACTION COMPLAINT

     B. For order declaring that the Proposed Acquisition and/or any agreements formed pursuant to the Proposed Acquisition obtained through Roche’s breach of its fiduciary duties is null and void;
     C. For order declaring that the Proposed Acquisition and/or any agreements formed pursuant to the Proposed Acquisition violated Roche’s fiduciary duties of care and loyalty to Genentech and its minority shareholders;
     D. For an order declaring the Proposed Acquisition is in breach of Defendants’ fiduciary duties and requiring the Individual Defendants to fulfill their fiduciary duties to maximize the value of the minority shareholders’ common stock holdings;
     E. For an order enjoining Defendants from proceeding with the Proposed Acquisition and enjoining Defendant from taking any action, including enforcement of any anti-takeover device, with the effect of impeding a full and fair process for the acquisition of Genentech;
     F. For an order rescinding the Proposed Acquisition and/or any agreements formed pursuant to the Proposed Acquisition to the extent already implemented and to the extent that they have not been entered into with entire fairness to the minority shareholders;
     G. For an award to Plaintiff and the Class of appropriate compensatory damages in an amount according to proof;
     H. For an award to Plaintiff and the Class of costs, interest, experts’ fees, and attorneys’ fees as allowed by law;
     I. For such other and further relief as the Court deems just and proper.
Dated: July 24, 2008

Corey, Luzaich, Pliska, de Ghetaldi & Nastari llp
By:	/s/ Dario De Ghetaldi
DARIO DE GHETALDI, ESQ.,
Attorneys for Lucky All Five Investments, LP, and the Class

CLASS ACTION COMPLAINT